3/7/02

50 3/6/02

02019026

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49648

RECD S.E.C. MAR 0 1 2002 335 PROCESSING SECTION WASH., D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
2480 SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2480 KETTERING TOWER 40 N MAIN STREET
(No. and Street)

DAYTON	OH	45423
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DEBRA E. RINDLER (937)222-9531 EXT 223
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG
(Name – *if individual, state last, first, middle name*)

FIFTH THIRD CENTER, SUITE 1800, 110 NORTH MAIN STREET	DAYTON	OH	45402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/19/2002

OATH OR AFFIRMATION

I, DEBRA E. RINDLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 2480 SECURITIES LLC, as of DECEMBER 31, 2001, 20_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Debra E. Rindler
Signature

CHIEF FINANCIAL OFFICER
Title

PAMALA J. MILLER, Notary Public
~~In and for~~ the State of Ohio
My Commission Expires July 6, 2002
Pamala J. Miller
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

2480 SECURITIES LLC

Years ended December 31, 2001 and 2000 with Report of Independent Auditors

Financial Statements

2480 Securities LLC

Years ended December 31, 2001 and 2000

Table of Contents

Report of Independent Auditors 1

Audited Financial Statements

Statements of Financial Condition 2
Statements of Operations 3
Statements of Changes in Shareholders' Equity 4
Statements of Cash Flows 5
Notes to Financial Statements 6

Supplemental Schedules

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 9
Reconciliation of Computation of Net Capital Pursuant to Rule 17a-5 (d) (4) 10
Independent Auditors' Supplementary Report on Internal Control Structure 11

ERNST & YOUNG

Ernst & Young LLP
Fifth Third Center
Suite 1800
110 North Main Street
Dayton, OH 45402

Phone: (937) 223-2000
www.ey.com

Report of Independent Auditors

Shareholders of
2480 Securities LLC

We have audited the accompanying statement of financial condition of 2480 Securities LLC as of December 31, 2001 and 2000 the related statements of operations, changes in shareholders' equity, and cash flows for the years ended December 31, 2001 and 2000 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 2480 Securities LLC at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1, Reconciliation of Computation of Net Capital Pursuant to Rule 17a-5 (d) (4), and Independent Auditors' Supplementary Report on Internal Control Structure are presented for purposes of complying with Rule 17a-5 of the Securities Exchange Act of 1934, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

February 8, 2002

2480 Securities LLC

Statements of Financial Condition

	December 31			
	2001		2000	
Assets				
Cash and cash equivalents	$	**132,251**	$	304,720
Investment in money market fund		**263,509**		279,727
Accounts Receivable		**20,641**		16,313
Prepaid expenses		**17,104**		25,585
Total assets	$	**433,505**	$	626,345
Liabilities and shareholders' equity				
Liabilities:				
Payable to affiliates	$	**310,011**	$	459,944
Payables to brokers		**17,244**		28,215
Total liabilities		**327,255**		488,159
Shareholders' equity:				
Membership interest, $10 par value, 100 shares authorized and outstanding		**1,000**		1,000
Paid-in capital		**559,000**		559,000
Retained deficit		**(453,749)**		(421,814)
Total shareholders' equity		**106,251**		138,186
Total liabilities and shareholders' equity	$	**433,506**	$	626,345

See accompanying notes.

2480 Securities LLC

Statements of Operations

	Years ended December 31	
	2001	**2000**
Revenue		
Commissions	$ **72,825**	$ 71,725
Distribution fees	**131,630**	102,361
Dividend Income	**9,009**	13,491
	213,464	187,577
Expenses		
Commissions paid to brokers	**12,845**	13,026
Distribution fees paid to brokers	**188,228**	168,181
Registration expense	**26,006**	32,679
Other	**18,322**	25,791
	245,401	239,677
Net loss	$ **(31,937)**	$ (52,100)

See accompanying notes.

2480 Securities LLC

Statements of Changes in Shareholders' Equity

	Membership Interest	Paid-In Capital	Retained Deficit	Total Shareholders' Equity
Balance at January 1, 2000	$ 1,000	$ 559,000	$ (369,714)	$ 190,286
Net loss 2000			(52,100)	(52,100)
Balance at December 31, 2000	1,000	559,000	(421,814)	138,186
Net loss 2001			**(31,937)**	**(31,937)**
Balance at December 31, 2001	**1,000**	**559,000**	**(453,751)**	**106,249**

See accompanying notes.

2480 Securities LLC

Statements of Cash Flows

	Years ended December 31 2001	2000
Operating activities		
Net loss	$ **(31,937)**	$ (52,100)
Adjustments to reconcile net loss to net cash used by operating activities:		
Sale of investments in money market funds	**16,218**	2,648
Increase in receivables	**(4,328)**	(1,517)
Decrease in prepaid expenses	**8,481**	1,362
(Decrease) increase in payables to affiliate	**(149,932)**	164,413
(Decrease) increase in payables to brokers	**(10,971)**	7,954
Net cash (used) provided by operating activities	**(172,469)**	122,760
Cash and cash equivalents, beginning of period	**304,720**	181,960
Cash and cash equivalents, end of year	$ **132,251**	$ 304,720

See accompanying notes.

Notes to Financial Statements
December 31,2001

1. Organization and Business

2480 Securities LLC (the "Company") was incorporated in January 1997 and commenced operations on April 28, 1997 for the purpose of engaging in brokerage activities. C.H. Dean & Associates, Inc. is the majority shareholder of the Company. The majority of the Company's operations relate to the sale of shares of the Dean Family of Funds, an affiliated entity.

2. Significant Accounting Policies

Customer Accounts

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis.

Cash and Cash Equivalents

The Company considers all assets with a maturity of three months or less to be cash and cash equivalents whose carrying amounts approximate fair value.

Investments

Investments in money market funds are classified as available for sale and are carried at fair value, which equals cost. Fair values for these funds are based on quoted market prices of comparable instruments.

Revenue Recognition

Revenue is recognized at the time services are provided.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Income Taxes

No provision for income taxes has been made as the Company's shareholders have elected to include the Company's income in their own income for federal and state income tax purposes. Accordingly, the Company is not liable for income tax payments.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (The Rule) of the Securities and Exchange Commission. Under the Rule, the most restrictive conditions to the Company at December 31, 2001 are the following:

> Minimum net capital, as defined, shall be $5,000 or 6 2/3 percent of aggregate indebtedness, as defined, whichever is greater.
>
> The ratio of aggregate indebtedness, as defined, to net capital, as defined, shall not exceed 15 to 1, and the Company capital may not be withdrawn if this ratio exceeds 10 to 1.

At December 31, 2001 and 2000 respectively, the Company's net capital was $63,234 and $90,693 which was $41,417 and $58,147 in excess of its minimum of $21,817 and $32,546, 6 2/3 percent of its aggregate indebtedness. The ratio of aggregate indebtedness to net capital was 5.18 to 1 and 5.38 to 1 at December 31, 2001 and 2000, respectively.

4. Related-Party Transactions

During 2001 and 2000 respectively, the Company received $72,825 and $71,725 in commission income and $131,630 and $102,361 in distribution fees relating to sales of shares in the Dean Family of Funds.

4. Related-Party Transactions (continued)

During 2001 and 2000 respectively, the Company also paid $12,845 and $13,026 in commissions and $188,228 and $168,181 in distribution fees to unaffiliated brokers relating to sales of shares of the Dean Family of Funds. At December 31, 2001 and 2000 respectively, the Company had a payable of $310,011 and $459,944 to its majority shareholder for expenses paid by the shareholder on behalf of the Company.

The Company does not incur any payroll expense, lease expense, depreciation expense or utilities expense as the office space and employees are provided by the Company's majority shareholder, at no charge.

Supplemental Schedules

2480 Securities LLC

Computation of Net Capital
Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2001

Net capital		
Total shareholders' equity	$	106,249
Deductions for nonallowable items:		
Securities haircuts		5,270
Receivables and other assets		20,641
Prepaid expenses		17,104
Total deductions		43,015
Net capital	$	63,234
Aggregate indebtedness		
Payable to affiliates	$	310,011
Payables to brokers (Excludes effect of negative payables)		17,244
Aggregate indebtedness	$	327,255
Net capital requirement		
6 2/3% of aggregate indebtedness, subject to a minimum requirement of $5,000	$	21,817
Excess net capital	$	41,417
Ratio of aggregate indebtedness to net capital		5.18 to 1

2480 Securities LLC

Reconciliation of Computation of Net Capital
Pursuant to Rule 17a-5 (d) (4)

December 31, 2001

Net capital per Focus report X-17A-5 as filed	$	64,003
Adjustments		(769)
Net capital per enclosed computation	$	63,234
Aggregate Indebtedness Per Focus report X-17A-5 as filed	$	326,488
Adjustments		768
Aggregated indebtedness per enclosed computation	$	327,256

ERNST & YOUNG

Ernst & Young LLP
Fifth Third Center
Suite 1800
110 North Main Street
Dayton, OH 45402

Phone: (937) 223-2000
www.ey.com

Independent Auditors' Supplementary Report on Internal Control Structure

Board of Directors
2480 Securities LLC

In planning and performing our audit of the consolidated financial statements and supplemental schedules of 2480 Securities LLC (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Dayton, Ohio
February 8, 2002